                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                  CAMBIOR INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    13201L10
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |X|.

                                Page 1 of 7 Pages

                                                                    SCHEDULE 13G

CUSIP No. 13201L10                                            Page 2 of 7 Pages

--------------------------------------------------------------------------------
        1)      NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                T.A.L. Investment Counsel Ltd.
--------------------------------------------------------------------------------
        2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   |_|
                                                                    (b)   |_|
--------------------------------------------------------------------------------
        3)      SEC USE ONLY

--------------------------------------------------------------------------------
        4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada
--------------------------------------------------------------------------------

                           5) SOLE VOTING POWER
        NUMBER                4,621,925 shares of Common Stock
          OF               -----------------------------------------------------
        SHARES             6) SHARED VOTING POWER
     BENEFICIALLY             Not applicable
       OWNED BY            -----------------------------------------------------
      REPORTING            7) SOLE DISPOSITIVE POWER
        PERSON                5,077,175 shares of Common Stock
         WITH              -----------------------------------------------------
                           8) SHARED DISPOSITIVE POWER
                              Not applicable

--------------------------------------------------------------------------------
        9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          5,133,200 shares of Common Stock
--------------------------------------------------------------------------------
       10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9} EXCLUDES CERTAIN
                SHARES                                                     |_|
--------------------------------------------------------------------------------
       11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            8.53%
--------------------------------------------------------------------------------
       12)      TYPE OF REPORTING PERSON
                            IA
--------------------------------------------------------------------------------
                                   -2-

                                 Schedule 13G

ITEM 1(A).      NAME OF ISSUER:

                Cambior Inc.

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                1075 3rd Avenue East, P.O. Box 9999, Val d'Or, Quebec J9P 6M1

ITEM 2(A).      NAME OF PERSON FILING:

                T.A.L. Investment Counsel Ltd.

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The principal business office is 1000 de la Gauchetiere West, Suite 3100, Montreal, Quebec, Canada H3B 4W5

ITEM 2(C).      CITIZENSHIP:

                Canada

ITEM 2(D).      TITLE OF CLASS OF SBCURITIES:

                Common Stock

ITEM 2(e).      CUSIP NUMBER:

                13201L10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-l(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                (e) |X| Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

ITEM 4.         OWNERSHIP.

                (a)     Amount beneficially owned: 5,133,200 shares of Common
                        Stock

                (b)     percent of class:  8.53%

                (c)     Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote: 4,621,925 shares of Common Stock


               (ii) Shared power to vote or to direct the vote: Not applicable

               (iii)    Sole power to dispose or to direct the disposition of:
                        5,077,175 shares of Common Stock

               (iv) Shared power to dispose or to direct the disposition of: Not applicable

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTNBR PERSON.

               Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Cambior Inc. No one person's interest in the common stock of Cambior Inc is more than five percent of the total outstanding common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the beat of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with

T.A.L. Investment Counsel Ltd.'s beneficial ownership of the common stock of Cambior Inc. at December 31, 1996 is true, complete and correct.

Date: February 13, 1997

                                                  T.A.L. INVESTMENT COUNSEL LTD.


                                                  /s/ Assunta Di Lorenzo
                                                  ----------------------
                                                  By: Assunta Di Lorenzo
                                                      Legal Counsel and
                                                      Corporate Secretary